Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Vice President of the Management Board	*Phone:*	*(48 76) 847 82 13*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*5 May 2004*	*No of sheets:*	*1+16*

04024865

SUPPL

Please find enclosed the quarterly report of KGHM Polska Miedź S.A. for the 1st quarter of 2004.

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

RECEIVED
2004 MAY -6 A 9:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dw 5/6

EXEMPTION NUMBER: 82-4639

POLISH SECURITIES AND EXCHANGES COMMISSION
SA-QI / 2004

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 1, point 1 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item 280)

The Management Board of KGHM Polska Miedź S.A.
hereby provides the quarterly report for the first quarter of 2004

Publication date: 5 May 2004

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	1 quarter accrued/2004 period from 1 January 2004 to 31 March 2004	1 quarter accrued/2003 period from 1 January 2003 to 31 March 2003	1 quarter accrued/2004 period from 1 January 2004 to 31 March 2004	1 quarter accrued/2003 period from 1 January 2003 to 31 March 2003
I. Net revenue from the sale of products, goods and materials	1 519 114	1 120 288	316 891	263 759
II. Operating profit (loss)	431 278	85 361	89 966	20 097
III. Profit (loss) before taxation	551 453	174 919	115 035	41 183
IV. Net profit (loss)	460 987	139 298	96 163	32 796
V.Net cash flow from operations	545 642	90 384	113 822	21 280
VI. Net cash flow from investing activities	(340 193)	(107 441)	(70 965)	(25 296)
VII. Net cash flow from financing activities	(249 260)	(29 914)	(51 996)	(7 043)
VIII. Total net cash flow	(43 811)	(46 971)	(9 139)	(11 059)
IX. Total assets	9 339 576	8 343 604	1 968 091	1 894 035
X. Liabilities and provisions for liabilities	5 377 863	4 168 458	1 133 255	946 259
XI.Long term liabilities	1 236 538	121 330	260 571	27 542
XII. Short term liabilities	2 553 289	2 467 936	538 044	560 232
XIII. Shareholders' funds	3 961 713	4 175 146	834 836	947 777
XIV. Share capital	2 000 000	2 000 000	421 452	454 009
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	2.30	0.70	0.48	0.16
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	19.81	20.88	4.17	4.74
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

KGHM Polska Miedź S.A. SA-Q I/2004 in 000'PLN

EXEMPTION NUMBER: 82-4639

BALANCE SHEET	as at 31 March 2004 end of quarter	as at 31 December 2003 end of prior quarter	as at 31 March 2003 end of quarter	as at 31 December 2002 end of prior quarter
ASSETS				
I. Fixed Assets	6 846 000	6 621 088	6 481 172	6 439 830
1. Intangible fixed assets, of which:	21 815	23 896	15 656	18 097
- goodwill				
2. Tangible fixed assets	3 131 514	3 132 309	2 983 976	3 014 129
3. Long term debtors	46 716	46 716	48 013	48 016
3.1. From related entities	44 876	44 876	46 086	46 086
3.2. From other entities	1 840	1 840	1 927	1 930
4. Long term investments	3 124 267	3 117 920	3 195 901	3 167 556
4.1. Real estate				
4.2. Intangible fixed assets				
4.3. Long term financial assets	3 124 267	3 117 920	3 195 901	3 167 556
a) in related entities, of which:	2 622 942	2 617 941	2 599 929	2 590 088
-shares in subordinated entities valued by the equity method				
b) in other entities	501 325	499 979	595 972	577 468
4.4. Other long term investments				
5. Long term prepayments	521 688	300 247	237 626	192 032
5.1. Deferred tax asset	520 439	299 000	233 255	187 704
5.2. Other prepayments	1 249	1 247	4 371	4 328
II. Current assets	2 493 576	2 074 257	1 862 432	1 715 242
1. Inventory	808 500	776 931	865 944	846 855
2. Short term debtors	533 064	541 006	592 376	585 971
2.1. From related entities	50 076	49 754	62 632	44 158
2.2. From other entities	482 988	491 252	529 744	541 813
3. Short term investments	1 104 657	750 973	357 829	277 790
3.1 Short term financial assets	1 104 657	750 973	357 829	277 790
a) in related entities	4 000	3 515	405	
b) in other entities	870 955	476 650	284 340	159 319
c) cash and cash equivalents	229 702	270 808	73 084	118 471
3.2. Other short term investments				
4. Short term prepayments	47 355	5 347	46 283	4 626
Total assets	9 339 576	8 695 345	8 343 604	8 155 072
SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholder's Funds	3 961 713	4 006 502	4 175 146	4 010 925
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 194 706	1 194 236	999 429	998 829
5. Revaluation reserve capital	(119 101)	400 709	839 270	821 939
6. Other reserve capital				
7. Profit (loss) from prior years	425 121		197 149	(54 389)
8. Net profit (loss)	460 987	411 557	139 298	254 546
9. Write-off of net profit in the financial year (negative value)				
II. Liabilities and provisions for liabilities	5 377 863	4 688 843	4 168 458	4 144 147
1. Provisions for liabilities	1 385 754	1 313 634	1 384 558	1 354 599
1.1. Provision for deferred income tax	272 911	193 878	237 261	196 940
1.2. Provision for retirement and related benefits	686 269	671 629	670 939	660 551
a) long term	634 618	619 978	622 384	611 996
b) short term	51 651	51 651	48 555	48 555
1.3. Other provisions	426 574	448 127	476 358	497 108
a) long term	388 637	407 742	412 589	412 859
b) short term	37 937	40 385	63 769	84 249
2. Long term liabilities	1 236 538	1 447 717	121 330	1 206 122
2.1. Toward related entities	3 626			
2.2. Toward other entities	1 232 912	1 447 717	121 330	1 206 122
3. Short term liabilities	2 553 289	1 777 691	2 467 936	1 439 125
3.1. Toward related entities	118 325	133 714	173 710	208 366
3.2. Toward other entities	2 335 094	1 585 112	2 199 004	1 176 623
3.3. Special funds	99 870	58 865	95 222	54 136

KGHM Polska Miedź S.A. SA-Q I/2004 In 000'PLN

EXEMPTION NUMBER: 82-4639

4. Accruals and deferred income	202 282	149 801	194 634	144 301
4.1. Negative goodwill				
4.2. Other accruals and deferred income	202 282	149 801	194 634	144 301
a) long term	2 596	2 630	2 044	2 078
b) short term	199 686	147 171	192 590	142 223
Total shareholders' funds and liabilities	9 339 576	8 695 345	8 343 604	8 155 072

Net assets	3 961 713	4 006 502	4 175 146	4 010 925
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	19.81	20.03	20.88	20.05
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	as at 31 March 2004 end of quarter	as at 31 December 2003 end of prior quarter	as at 31 March 2003 end of quarter	as at 31 December 2002 end of prior quarter
1. Contingent debtors	79 116	44 590	44 207	44 650
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	79 116	44 590	44 207	44 650
- received guarantees				
- contested State budget issues	78 547	43 992	43 992	44 410
- other	569	598	215	240
2. Contingent liabilities	8 093	17 357		250
2.1. Toward related entities (due to)	8 093	17 357		
- granted guarantees	8 093	17 357		
2.2. Toward other entities (due to)				250
- granted guarantees				250
3. Other (due to)	284 117	285 989	319 957	320 752
- liabilities on bills of exchange	4 000	8 000		3 557
- liabilities due to perpetual usufruct of Treasury land	177 799	170 302	173 246	170 406
- liabilities due to leased fixed assets	3 567	6 886	3 793	3 030
- liabilities due to rationalisation and R&D work, and other unrealised agreements	97 836	99 885	64 085	64 659
- contested State budget liabilities			76 870	76 870
- other liabilities (unresolved and disputed issues, etc.)	915	916	1 963	2 230

KGHM Polska Miedź S.A. SA-Q I/2004 in 000'PLN

EXEMPTION NUMBER: 82-4639

PROFIT AND LOSS ACCOUNT	1st quarter/2004 period from 1 January 2004 to 31 March 2004	1st quarter/2003 period from 1 January 2003 to 31 March 2003
I. Net revenue from the sale of products, goods and materials, of which:	1 519 114	1 120 288
-from related entities	340 224	232 962
1. Net revenue from the sale of products	1 514 859	1 115 474
2. Net revenue from the sale of goods and materials	4 255	4 814
II. Cost of products, goods and materials sold, of which:	(941 024)	(901 371)
-from related entities	(181 671)	(190 467)
1. Cost of manufactured products sold	(937 736)	(897 291)
2. Cost of goods and materials sold	(3 288)	(4 080)
III. Gross profit (I-II)	578 090	218 917
IV. Selling costs	(17 928)	(18 824)
V. General administrative costs	(107 880)	(99 708)
VI. Profit (loss) from sales (III-IV-V)	452 282	100 385
VII. Other operating income	12 158	21 352
1. Profit from disposal of non-financial fixed assets		62
2. Subsidies	166	68
3. Other operating income	11 992	21 222
VIII. Other operating costs	(33 162)	(36 376)
1. Loss from disposal of non-financial fixed assets	(5)	
2. Revaluation of non-financial assets	(4 460)	(5 687)
3. Other operating costs	(28 697)	(30 689)
IX. Operating profit (loss) (VI+VII-VIII)	431 278	85 361
X. Financial income	678 782	209 623
1. Dividends and share in profit, of which:	68 547	46 943
-from related entities	331	434
2. Interest, of which:	29 956	32 978
-from related entities	24 738	25 527
3. Profit from the disposal of investments	51 231	20 243
4. Revaluation of investments	479 227	98 150
5. Other	49 821	11 309
XI. Financial costs	(558 607)	(120 072)
1. Interest, of which:	(15 848)	(26 306)
-for related entities	(89)	
2. Loss from the disposal of investments		
3. Revaluation of investments	(531 399)	(87 154)
4. Other	(11 360)	(6 612)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)	551 453	174 912
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		7
1. Extraordinary gains		11
2. Extraordinary losses		4
XIV. Profit (loss) before taxation (XII+/-XIII)	551 453	174 919
XV. Taxation	(90 466)	(35 621)
a) current taxation	(116 718)	(43 616)
b) deferred taxation	26 252	7 995
XVI. Other obligatory deductions from profit (loss increase)		
XVII. Share in net profit (loss) of subordinated entities valued by the equity method		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)	460 987	139 298

Net profit (loss) (annualised)	733 246	332 725
Weighted average number of ordinary shares	200 000 000	200 000 000
Net profit (loss) per share (in PLN)	3.67	1.66
Weighted average diluted number of ordinary shares		
Diluted profit (loss) per ordinary share (in PLN)		

KGHM Polska Miedź S.A. SA-Q I/2004 In 000'PLN

EXEMPTION NUMBER: 82-4639

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	1st quarter/2004 period from 1 January 2004 to 31 March 2004	1st quarter/2003 period from 1 January 2003 to 31 March 2003
I. Shareholders' funds - beginning of the period	4 006 502	4 010 925
a) changes of accounting policies	13 564	23 247
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 020 066	4 034 172
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issuance of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	1 194 236	998 829
4.1. Changes in reserve capital	470	600
a) increase, due to:	470	600
- issuance of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)		
- transfer from revaluation reserve capital	470	600
b) decrease, due to:		
- coverage of losses		
4.2. Reserve capital - end of the period	1 194 706	999 429
5. Revaluation reserve capital - beginning of the period	400 709	821 939
5.1. Changes in revaluation reserve capital	(519 810)	17 331
a) increase, due to:	295 188	172 078
- settlement of hedgibg instruments	175 858	9 880
- valuation of hedging transactions, in the effective part		143 254
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates		16 255
- creation of a deferred tax asset	119 330	2 689
b) decrease, due to:	(814 998)	(154 747)
- disposal of tangible fixed assets	(483)	(618)
- valuation of hedging transactions, in the effective part	(814 515)	(129 571)
- write off of settlement of hedging instruments		(24 558)
5.2. Revaluation reserve capital - end of the period	(119 101)	839 270

KGHM Polska Miedź S.A. SA-Q I/2004 in 000'PLN

EXEMPTION NUMBER: 82-4639

6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		
7. Retained profit (uncovered losses) from prior years - beginning of the period	411 557	190 157
7.1. Retained profit from prior years - beginning of the period	411 557	254 546
a) changes to accounting methodology (policies)	13 564	23 247
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	425 121	277 793
a) increase, due to:		
- distribution of profit from prior years		
b) decrease, due to:		(16 255)
- transfer of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates		(16 255)
7.3. Retained profit from prior years - end of the period	425 121	261 538
7.4. Uncovered loss from prior years - beginning of the period		(64 389)
a) changes to accounting methodology (policies)		
b) corrections due to error		
7.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data		(64 389)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:		
7.6. Uncovered loss from prior years - end of the period		(64 389)
7.7. Retained profit (uncovered loss) from prior years - end of the period	425 121	197 149
8. Net result	460 987	139 298
a) net profit	460 987	139 298
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	3 961 713	4 175 146
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 961 713	4 175 146

KGHM Polska Miedź S.A. SA-Q I/2004 In 000'PLN

EXEMPTION NUMBER: 82-4639

STATEMENT OF CASH FLOWS

	1st quarter/2004 period from 1 January 2004 to 31 March 2004	1st quarter/2003 period from 1 January 2003 to 31 March 2003
A. Cash flow from operations - indirect method		
I. Net profit (loss)	460 987	139 298
II. Total adjustments	84 655	(48 914)
1. Share in net (profit) loss of subordinated entities valued by the equity method		
2. Depreciation	71 286	75 843
3. (Profit) loss on exchange rate differences	22 824	67 326
4. Interest and share in profits (dividends)	(76 941)	(45 714)
5. (Profit) loss on investing activities	(50 821)	(19 932)
6. Change in provisions	73 353	26 278
7. Change in inventories	(31 569)	(19 089)
8. Change in debtors	4 275	(4 375)
9. Change in short term liabilities, excluding loans and credit	(41 716)	(45 479)
10. Change in prepayments and accruals	(96 046)	(36 002)
11. Other adjustments	210 010	(47 770)
III. Net cash flow from operations (I+/-II)	545 642	90 384
B. Cash flow from investing activities		
I. Inflow	43 012	30 514
1. The sale of intangible assets and tangible fixed assets	105	144
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	42 717	30 370
a) in related entities	24 733	25 681
- the sale of financial assets		
- dividends and share in profit	331	434
- repayment of long term loans granted		
- interest	24 402	25 247
- other inflow from financial assets		
b) in other entities	17 984	4 689
- the sale of financial assets	17 751	4 379
- dividends and share in profit	225	
- repayment of long term loans granted		
- interest	8	310
- other inflow from financial assets		
4. Other investment inflow	190	
II. Outflow	(383 205)	(137 955)
1. The purchase of intangible assets and tangible fixed assets	(152 636)	(79 700)
2. The purchase of real estate and intangible assets		
3. For financial assets, of which:	(214 566)	(57 630)
a) in related entities		(36 500)
- the purchase of financial assets		(36 500)
- long term loans granted		
- other financial assets		
b) in other entities	(214 566)	(21 130)
- the purchase of financial assets	(214 566)	(21 130)
- long term loans granted		
- other financial assets		
4. Other investment outflow	(16 003)	(625)
III. Net cash flow from investing activities (I-II)	(340 193)	(107 441)
C. Cash flow from financing activities		
I. Inflow		
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans		
3. The issuance of debt securities		
4. Other financial inflow		

KGHM Polska Miedź S.A. SA-Q I/2004 in 000'PLN

EXEMPTION NUMBER: 82-4639

II. Outflow	(249 260)	(29 914)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(231 342)	(2 553)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(943)	(269)
8. Interest	(16 975)	(27 092)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(249 260)	(29 914)
D. Total net cash flow(A.III+/-B.III+/-C.III)	(43 811)	(46 971)
E. Change in balance sheet total of cash and cash equivalents, of which:	(41 105)	(46 565)
- change in cash and cash equivalents due to exchange rate differences	2 706	406
F. Cash and cash equivalents - beginning of the period	272 337	119 485
G. Cash and cash equivalents - end of the period (F+/-D), of which:	228 526	72 514
- including those having limited rights of disposal	69 751	27 919

KGHM Polska Miedź S.A. SA-Q I / 2004 EXEMPTION NUMBER: 82-4639 in 000 PLN

ADDITIONAL INFORMATION TO THE QUARTERLY REPORT FOR THE FIRST QUARTER OF 2004 – PURSUANT TO § 61 SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. PRINCIPLES APPLIED IN PREPARING THIS REPORT

Accounting principles

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles described in the financial report for 2003 published on 10 March 2004. Beginning on 1 January 2004 changes were made in accounting principles and in the presentation of financial data.
These changes in accounting principles and in the presentation of financial data relate to:
1) the balance sheet valuation of assets and liabilities based on the average National Bank of Poland exchange rate, in place of the existing valuation based on the respective buy or sell rate of the bank in which the largest turnover is realised,
2) presentation of the result from the settlement of commodity hedging instruments, which in the profit and loss account were transferred from financial activities as an adjustment of revenues from the sale of products.

Data from the prior period have been restated. As a result of changes in relation to data previously-published in the SA-QI/2003 financial report,
- profit before taxation was increased by PLN 4 941 thousand, and net profit by PLN 4 003 thousand, as a result of applying the average National Bank of Poland exchange rate to the balance sheet valuation of assets and liabilities denominated in foreign currencies,
- revenues from the sale of products were reduced while the result on financial activities was increased by PLN 5 422 thousand, as a result of a change in the methodology of presentation of the results from settlement of commodity hedging instruments.

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current quarter, the rate of 4.7938 EUR/PLN
- for the calculation of assets and capital as at 31 March 2004, the rate of 4.7455 EUR/PLN
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of 4.2474 EUR/PLN
- for the calculation of assets and capital as at 31 March 2003, the rate of 4.4052 EUR/PLN

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS

Provisions for future expenses and liabilities

The results of revaluing major provisions were settled in the profit before taxation of the current quarter:

1. the provision for future mine closure costs was revalued due to changes in prices, the passage of time and to discount rates, utilising the level of ratios employed in the calculation of provisions by actuarial methods. As a result of revaluation the provision was decreased and the profit before taxation was increased by PLN 17 362 thousand.

2. the provision for future employee benefits due to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment. As a result of revaluation the provision was increased and the profit before taxation was decreased by PLN 14 639 thousand (the reduction in net profit after reflecting the effects of taxation amounted to PLN 12 445 thousand)

3. the provision for liabilities towards local authorities for permission to expand the tailings pond. As a result of revaluation profit before taxation was decreased by PLN 2 166 thousand.

4. a short term provision was created in accruals - matched to revenues - for one-off wages, in accordance with the postulates of the Collective Working Agreement. Altogether due to future wage payments together with charges, profit before taxation of the current quarter was decreased by PLN 73 349 thousand.

Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the Company actualised the tax asset and the deferred income tax provision.

The deferred tax asset increased by PLN 221 439 thousand, of which the following was settled:

- increase of the net profit	PLN 106 517 thousand
- increase of shareholders' funds	PLN 114 922 thousand

KGHM Polska Miedź S.A. SA-Q I / 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

The deferred income tax provision increased by PLN 79 033 thousand, of which the following was settled:

- decrease of the financial result PLN 80 265 thousand
- increase of revaluation reserve capital PLN 4 407 thousand
- decrease of undistributed profit from prior years PLN 3 175 thousand

Adjustments revaluing assets

Due to the revaluation of tangible and financial assets, profit before taxation was decreased by PLN 52 916 thousand. Due to valuation of future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the results in deferred tax, revaluation reserve capital was decreased by PLN 695 185 thousand.

The effects of valuations carried out in the current quarter, and settled in the financial result, relate to:

- the revaluation of derivative instruments to fair value, as a result of which profit was decreased by PLN 52 171 thousand;
- the revaluation of tangible fixed assets to market value. The result of this valuation was a decrease in profit by PLN 538 thousand;
- a decrease in the value of inventory due to revaluation to net sales price by PLN 148 thousand; and
- the allowance for debtors together with interest (an excess of allowances created over released) PLN 58 thousand.

III. SIGNIFICANT EVENTS AND ISSUES RELATING TO THE ACTIVITIES OF THE COMPANY

Production results

In the first quarter of 2004 KGHM Polska Miedź S.A. produced 132 000 tonnes of electrolytic copper and 316 529 kg of metallic silver.

Acquisition of permission to expand the "Żelazny Most" tailings pond

On 13 April 2004 the Voivode (regional governor) of Lower Silesia approved the project for construction, and granted permission for a project titled: „The development and alteration of the damn for the „Żelazny Most" tailings pond to a crown height of 180 m above sea level".
In the justification to this decision, the Voivode of Lower Silesia confirmed the agreement of the planned expansion with the decision establishing the conditions for construction and the management of terrain dated 12 November 2003. This decision concludes the administrative procedure pursued by the Company aimed at obtaining all necessary permits to realise this investment.

Implementation of Company employee retirement program

On 2 March 2004 the Committee for Supervision of Insurance and Retirement Funds registered the employee retirement program in all Divisions and in the Head Office of the Company. The Employee Retirement Program was created in the Company as a unified and mutual inter-facility program.
This program is carried out in the form of an agreement for the payment by the employer of employee contributions to the investment fund managed by the PZU S.A. Investment Fund Association with its registered head office in Warsaw. The basic contribution financed by the employer amounts to 2% of the employee's wages.

Risk management

As a result of the restructuring of hedging positions carried out at the end of 2003, in the first quarter of 2004 the Company took advantage of the greater possibilities that presented themselves as respects participating in potential increases in metals prices. The continuation of high metals prices in the first quarter of 2004 and the significant reduction in the level of hedging, as a result of this restructuring, led to the realisation of higher revenues from sales.
In addition, the Company also took advantage of the continued high prices by implementing a strategy to hedge against the risk of changes in copper prices for a portion of sales in 2005, which increases the likelihood of the Company obtaining positive financial results in 2005. Furthermore, due to the nature of the instruments used, the Company retained the possibility of significant participation in the benefits arising from the continued high prices or even their increase.
Given the significant strengthening of the PLN at the end of 2003, the Company closed its positions for hedging revenues planned in the first quarter of 2004. Thanks to this operation the Company took advantage of the later weakening of the PLN in the first quarter of 2004, while simultaneously realising additional cash inflow due to the settlement of previously-closed hedging positions. Furthermore, the Company took advantage of the weakening of the PLN by implementing a hedging strategy on the currency market with respect to a portion of revenues from sales planned in the second half of 2004 and in the first half of 2005. The levels obtained significantly increase the probability of realising the planned budget assumptions of the Company.
The Company remains hedged as respects a portion of its copper sales planned in 2004 and 2005, and for a portion of planned silver sales in 2004, 2005, and in the first half of 2006, as well as for a portion of revenues from sales planned to be obtained in 2004 and 2005. Likewise, following the settlement of transactions in consecutive months,

KGHM Polska Miedź S.A. SA-Q I / 2004 EXEMPTION NUMBER: 82-4639 in '000 PLN

hedging positions have been developed for future periods, mainly through the application of instruments enabling participation in price increases.
The level of revaluation reserve capital reflects the value of the Company's hedging positions as at 31 March 2004 as reflecting among the highest, from a historical point of view, level of market prices. In addition, the value of planned sales and operating income, i.e. the hedged positions, is not, pursuant to principles, presented in the financial report of the Company.

Debt repayment

In the first quarter of 2004 the Company repaid the following debt:
– USD 7 500 thousand out of Company funds, in accordance with installment repayment dates set out in the agreement for credit organised by ABN AMRO BANK NV and Bank Polska Kasa Opieki S.A. and by Citibank NA,
– PLN 200 000 thousand out of Company funds, prior to the repayment date; this loan arising from an agreement for credit organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Przemysłowo-Handlowy PBK. Repayment was executed on 30 March 2004.

Dividend from Polkomtel S.A.

On 30 March the Ordinary General Meeting of Polkomtel S.A. resolved to distribute the net profit of the company for financial year 2003. Based on this Resolution, KGHM Polska Miedź S.A. will receive a net dividend in the amount of PLN 55 255 thousand. Payment of this dividend will be made by 18 May 2004.

Realisation of investment in the Democratic Republic of Congo

The Management Board of the Company anticipates continuation of the Kimpe project through the construction of its own hydrometallurgical installation with an annual capacity of 100 000 t of ore, dry weight, to be located in the vicinity of the Kimpe mine, and through pursual of a program of mining down to a depth of 40 m (the government of Congo has recognised that this volume of ore has been paid for by KGHM), accompanied by the fulfillment of a legal condition respecting registration of the agreement on the leasing of mining rights to exploit the Kimpe deposit entered into between KGHM Congo S.P.R.L and Sodimico in the Mining Catastre of the Democratic Republic of Congo.
Administrative procedures are currently being carried out related to registration of this agreement on the leasing of mining rights to exploit the Kimpe deposit in the Mining Catastre of the Democratic Republic of Congo, as well as work related to execution of the technical project for this investment.

<u>Other important events reported by the Company</u>

Company bodies

- The Supervisory Board of the Company, at its meeting of 29 March 2004, recalled the following persons from the Management Board:
  1. Stanisław Speczik as President of the Management Board,
  2. Grzegorz Kubacki as Vice President of the Management Board, and
  3. Tadeusz Szeląg as Vice President of the Management Board.

  The Supervisory Board of KGHM Polska Miedź S.A. decided that the Management Board of KGHM Polska Miedź S.A. shall be comprised of five Members, including the President of the Management Board, the Ist Vice President of the Management Board and three Vice Presidents of the Management Board.
  Simultaneously, the Supervisory Board of KGHM Polska Miedź S.A. on 29 March 2004 appointed the following persons to the Management Board:
  1. Wiktor Błądek as President of the Management Board,
  2. Andrzej Kowalczyk as Vice President of the Management Board,
  3. Andrzej Krug as Vice President of the Management Board, and
  4. Marek Szczerbiak as Vice President of the Management Board.

  Jarosław Andrzej Szczepek, who until then had served as Vice President of the Management Board, was appointed as Ist Vice President of the Management Board.

- The Ordinary General Meeting convened on 16 April 2004 resolved to distribute the profit for financial year 2003 to the reserve capital of the Company. The Ordinary General Meeting approved the Reports of the Company for financial year 2003, and granted approval to the activities of all members of the Management Board and of the Supervisory Board of the Company for financial year 2003. The Ordinary General Meeting recalled the following persons from the Supervisory Board: Bohdan Kaczmarek and Jerzy Kisilowski; and appointed the following persons in their place: Tadeusz Janusz and Jan Stachowicz.

Selection of auditor

- On 29 March 2004, the Supervisory Board of KGHM Polska Miedź S.A. selected the firm of PricewaterhouseCoopers sp. z o.o. with its registered head office in Warsaw, Al. Armii Ludowej 14, registered as number 144 in the list of entities entitled to audit financial statements, to review the half-year financial statements and to audit the annual financial statements, unconsolidated and consolidated, for the years 2004-2006.

KGHM Polska Miedź S.A. SA-Q / 2004 in '000 PLN

2004 Budget

On 27 January 2004 the Supervisory Board approved the Budget of the Company for the year 2004. The scenario presented in the Budget of the Company for 2004 is based on the principle of "prudent valuation" and assumes the following macroeconomic figures:

- average annual metal prices in 2004:
  - copper - 2 000 USD/t,
  - silver - 161 USD/kg (500.0 USc/ troy oz),
  - average annual exchange rate - 3.80 PLN/USD.

This budget projection foresees achievement of the following parameters by the Company:

- production volume: 532 000 t of electrolytic copper and 1 173 t of silver,
- investments in tangible assets of PLN 590 mln.

It is assumed that realisation of these parameters will enable the Company to achieve the following results:

- revenues from the sale of products PLN 5 153 mln,
- net profit PLN 652 mln.

Significant agreements

- On 30 January 2004 KGHM Polska Miedź S.A. signed, together with Tele-Fonika Kable S.A., an annex to the agreement dated 28 January 2003 between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. for the sale of 8 mm copper wire rod. This annex extends the above-mentioned agreement into 2004 and sets out the amount of tonnage for the year 2004. The estimated value of revenues from sales in 2004 may vary within a range of appx. USD 197 239 thousand, i.e. appx. PLN 747 535 thousand to appx. USD 250 189 thousand, i.e. appx. PLN 948 215 thousand. The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.

- On 27 January 2004 an agreement was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. for the sale of copper cathodes in 2004. The value of this transaction is estimated at appx. USD 98 420 thousand (i.e. appx. PLN 368 091 thousand). This amount was calculated based on copper cathode quotations on the London Metal Exchange and on the PLN/USD exchange rate of the National Bank of Poland from 26 January 2004.

Changes in the equity commitment of the Company

- On 29 March 2004 the Supervisory Board of KGHM Polska Miedź S.A. granted approval to the acquisition by the Company of shares in the increased (by PLN 61 842 thousand) share capital of "Energetyka" sp. z o.o. and its coverage in the following manner: by cash in the amount of PLN 5 000 thousand and by a contribution in kind totalling PLN 56 842 thousand. Those assets transferred as a contribution in kind represent property related to the Power Plant of the Głogów Copper Smelter and to the Power Plant of the Legnica Copper Smelter. The book value of these assets in the accounts of the Company amounts to PLN 49 354 thousand, while the value which will be recognised in the accounts of "Energetyka" sp. z o.o. amounts to PLN 56 842 thousand. Transferal of these assets is aimed at concentrating the power generation activities of KGHM Polska Miedź S.A. into a single entity, and at improving the structure of the Capital Group by granting "Energetyka" sp. z o.o. the role of sole electrical and heating energy operator for KGHM Polska Miedź S.A.

- On 10 March 2004 KGHM Polska Miedź S.A. obtained 2 328 newly-created shares in the increased share capital of PHP "Mercus" Sp. z o.o. having a nominal value of PLN 565.55 each. The assets obtained represent 20.78% of the share capital of PHP "Mercus" Sp z o.o. and grant the right to 20.78% of the votes at the General Meeting. The nominal value of assets acquired amounts to PLN 1 317 thousand. The purchase price of the shares amounts to PLN 5 001 thousand. On 5 April 2004 KGHM Polska Miedź S.A. acquired from KGHM Metale S.A., based on a sales agreement, 2 979 shares in the share capital of PHP "Mercus" spółka z o.o. having a nominal value of PLN 565.55 per share. The assets acquired represent 26.59% of the share capital of PHP "Mercus" spółka z o.o. and grant the right to 26.59% of the votes at the General Meeting. The nominal value of assets acquired amounts to PLN 1 685 thousand. The purchase price of these shares amounts to PLN 6 400 thousand. Altogether, KGHM Polska Miedź S.A. will be the owner of 5 307 shares of PHP "Mercus" spółka z o.o., representing 47.37 % of the share capital and granting the same number of votes at the General.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS ACHIEVED.

Financial results

In the first quarter of 2004 KGHM Polska Miedź S.A. achieved a profit before tax of PLN 551 453 thousand. A net profit of PLN 460 987 thousand was achieved in this period.

KGHM Polska Miedź S.A. SA-Q I / 2004 in '000 PLN

The profit was impacted by the following:
– a profit on sales of PLN 452 282 thousand,
– a loss on other operating activities of (PLN 21 004 thousand),
– a profit on financial activities of PLN 120 175 thousand.
During the period January-March 2004 revenues from economic activities amounted to PLN 2 210 054 thousand, of which 68.7% represented revenues from basic operating activities, 30.7% revenues from financial activities and 0.6% revenues from other operating activities.
Economic activity costs in the first quarter of 2004 amounted to PLN 1 658 601 thousand, and were impacted by the following: costs of basic operating activities (64.3%), financial costs (33.7%) and other operating costs (2.0%).
As respects the comparable prior period, the result on economic activities increased by PLN 376 534 thousand, i.e. it more than tripled. This increase was impacted by an increase in revenues from economic activities by PLN 858 790 thousand and in costs by PLN 482 249 thousand.

Basic operating activities

The profit on sales in the first quarter of 2004, which amounted to PLN 452 282 thousand, was impacted by revenues from the sale of products, goods and materials in the amount of PLN 1 519 114 thousand and by costs of basic operating activities in the amount of PLN 1 066 832 thousand. In comparison to the prior year the result on sales increased by PLN 351 897 thousand, i.e. by 4.5 times. This increase was mainly impacted by the increase in copper and silver prices on the metals markets, whilst the following factors lowered profit on sales: the effect of settlement of commodity hedging transactions and by a strengthening of the PLN versus the USD.
During the period January-March 2004 revenues from the sale of products, goods and materials amounted to PLN 1 519 114 thousand and were higher than those achieved in the comparable prior period of 2003 by PLN 398 826 thousand. This level of revenues was the result of:
– higher average copper prices on the London Metal Exchange by 64.7%, with average prices as follows: 1 663 USD/t in the period January-March 2003 and 2 739 USD/t in the first quarter of 2004,
– an increase in average silver prices on the London Bullion Market by 43.3% from a level of 150 USD/kg to 215 USD/kg of silver.
– an increase in the volume of sales of copper and copper products by 1.9% from a level of 130 724 t in the period January-March 2003 to 133 184 t in the first quarter of 2004, and of silver by 6.8% from a level of 306 561 kg to 327 400 kg.
The exchange rate was unfavorable for the Company, amounting to 3.82 PLN/USD in the first quarter of 2004 versus 3.90 PLN/USD in the comparable prior period.
As respects the structure of revenues from the sale of products, goods and materials in the first quarter of 2004, revenues from the sale of basic products were as follows: copper and copper products – 80.5%, and silver – 14.7%.
Operating activity costs in the first quarter of 2004 versus the comparable prior period were higher by PLN 46 929 thousand, i.e. by 4.6 % alongside an increase in the volume of sales of copper products by 2 460 t, i.e. by 1.9 %, and of silver by 20 839 kg, i.e. by 6.8%.
In the first quarter of 2004 the total unit copper production cost was 6 281 PLN/t versus 6 011 PLN /t in the first quarter of 2003. This increase in the unit cost was primarily the result of an increase in:
– labor costs as respects an increase in basic wage rates as at 1 January 2004, and
– the value of consumption of external copper-bearing scrap (due to higher prices for scrap).
The total unit cost of copper production expressed in USD in the first quarter of 2004 amounted to 1 644 USD/t versus 1 541 USD/t in the first quarter of 2003. The greater increase in the USD-expressed cost was also the result, apart from those reasons mentioned above, of the 2.1% lower USD exchange rate.

Other operating activities

The result of other operating activities in the Company in the first quarter of 2004 was a loss of PLN 21 004 thousand. This result was mainly impacted by costs related to the revaluation of provisions for future liabilities towards employees.
The loss on other operating activities in the first quarter of 2004 was higher than that recorded in the period January-March 2003 by PLN 5 980 thousand, i.e. by 39.8%, which is mainly the result of lower income from: the release of provisions (for future liabilities towards employees) and reversal of the allowance for assets.

Financial activities

The Company noted a profit on financial activities in the period January-March 2004 of PLN 120 175 thousand. This profit is mainly the effect of accounting for the dividend from Polkomtel S.A., profit from the disposal of realised hedging instruments, positive exchange rate differences and from an excess of interest received over paid alongside a negative balance of revenues and costs from the valuation of hedging instruments.
In comparison to the first quarter of 2003 the profit on financial activities was higher by PLN 30 624 thousand, i.e. by 34.2%, mainly due to higher income from dividends received, revaluation of provisions for mine closure costs and to the results of realised hedging transactions alongside a negative impact on the result of valuation of open hedging transactions.

Changes in balance sheet items

In the first quarter of 2004, total assets of the Company increased by PLN 644 231 thousand, i.e. by 7.4%, and at the end of the quarter amounted to PLN 9 339 576 thousand.

KGHM Polska Miedź S.A. SA-Q I / 2004 in '000 PLN

As respects assets, this increase was mainly impacted by an increase in short term financial assets by PLN 353 684 thousand, (including PLN 326 505 thousand from the valuation of financial instruments), and in long term prepayments by PLN 221 439 thousand due to the creation of tax assets. There was a change in the structure of assets: the share of current assets increased from 24% to 27%, while the share of fixed assets decreased from 76% to 73%.

As respects the increase in the value of shareholders' fund and liabilities, this was mainly impacted by an increase in liabilities and provisions for liabilities of PLN 689 020 thousand (mainly due to financial instruments, by PLN 904 775 thousand), and in undistributed profit from prior years of PLN 425 121 thousand alongside a decrease in revaluation reserve capital of PLN 519 810 thousand (due to the valuation of hedging transactions to fair value) and a decrease in long term liabilities by PLN 211 179 thousand due to the repayment of loans. The structure of shareholders' fund and liabilities also changed: the share of shareholders' fund decreased from 46% to 42% while the share of liabilities and provisions for liabilities increased from 54% to 58%.

V. EVENTS WHICH OCCURRED AFTER 31 MARCH 2004 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE COMPANY.

None

VI. REALISATION OF FINANCIAL PROJECTIONS IN 2004

In the annual report dated 1 March 2004 the Company gave its projection of financial results for 2004, forecasting revenues from the sale of products, goods amd materials of PLN 5 153 mln and a net profit of PLN 652 mln. These figures are based on the „Company Budget for 2004", approved by the Supervisory Board of the Company on 27 January 2004.

By the end of the first quarter the Company had achieved nearly 30% of its planned revenues, and over 70% of the net profit planned for 2004. The higher-than-planned financial results achieved in the first quarter of 2004 are mainly the result of significantly more advantageous macroeconomic conditions than had been expected.

At present the Company is in the process of preparing an adjusted „Company Budget for 2004" during which the financial results projection for 2004 will be reviewed, and will reflect the improved conditions as well as the results achieved by KGHM in the first three months of 2004.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Shareholder	Shares held as at publication date of Q4 2003 report (same number of votes)	% of share capital held as at publication date of Q4 2003 report (same number of votes)	Shares held as at 31 March 2004 (same number of votes)	% of share capital held as at 31 March 2004 (same number of votes)[3]
1	2	3	4	5
State Treasury[1]	88 567 589	44.28 %	88 567 589	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	11 895 544[2]	5.95%[2]	12 547 142	6.27%
Powszechna Kasa Oszczędności Bank Polski S.A.[1]	10 750 922	5.38 %	10 750 922	5.38 %

[1] *based on information received as respects art.147 of the Law on the public trading of securities;*
[2] *as at 31 December 2003;*
[3] *As at the date of publication of this quarterly report the Company had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.*

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE COMPANY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE COMPANY, BASED ON INFORMATION HELD BY THE COMPANY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR QUARTERLY REPORT

Based on information held by the Company, the table below shows ownership of Company shares by management and supervisory personnel:

KGHM Polska Miedź S.A. SA-Q I / 2004 in '000 PLN

Position	First name, surname	Shares held as at publication date of Q4 2003 report	Shares bought since publication of Q4 2003 report	Shares sold since publication of Q4 2003 report	Shares held as at publication date of Q1 2004 report
1	2	3	4	5	6
President of the Management Board	Wiktor Błądek[1]	1 310	0	0	1 310
1st Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Andrzej Kowalczyk[1]	0	0	0	0
Vice President of the Management Board	Andrzej Krug[1]	0	0	0	0
Vice President of the Management Board	Marek Szczerbiak[1]				
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	0	0	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Tadeusz Janusz[2]	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Jan Stachowicz[2]	0	0	0	0
Member of the Supervisory Board	Marek Wierzbowski	n/a	n/a	n/a	n/a

[1] *Members of the Management Board who were appointed to the Board by Resolutions of the Supervisory Board dated 29 March 2004. Column 3 shows the number of shares as at the date of appointment, while columns 4 and 5 show the number of shares bought /sold from the appointment date to the date of publication of this report.*
[2] *Members of the Supervisory Board who were appointed to the Board by a resolution of the Ordinary General Meeting dated 16 April 2004. Column 3 shows the number of shares as at the date of appointment, while columns 4 and 5 show the number of shares bought /sold from the appointment date to the date of publication of this report.*

IX ADDITIONAL CORPORATE INFORMATION

On 10 March 2004 the Company published, together with the Annual Report for 2003, the current „Declaration regarding implementation of Corporate Governance principles". In this published declaration, the text of the commentary to principles nrs 18 and 42 was made more precise. The Company anticipates implementation of all corporate governance principles included in the document „Best Practices in Public Companies in 2002" as approved by the Supervisory Board and the Management Board of the Warsaw Stock Exchange S.A., while principle nr 20 as respects best practices of Supervisory Boards (respecting the independence of Supervisory Board members) will be implemented by the end of 2004.
Simultaneously, on 2 April 2004 the Supervisory Board of KGHM Polska Miedź S.A. carried out a brief evaluation of the situation of the Company, as a result of implementation of corporate governance principle nr 18. Based on this principle, this evaluation should be available for 15 days prior to the Ordinary General Meeting, which was convened - in this case - for 16 April 2004. It should be noted that the report announcing the availability of this document - through its placement in the head office of the Company and by making it available to shareholders together with materials for the Ordinary General Meeting, and also by providing it to individual shareholders upon request - was published on the first working day following the meeting of the Supervisory Board, i.e. on 5 April 2004.

X. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 March 2004, does not represent at least 10% of the shareholders' funds of the issuer.

KGHM Polska Miedź S.A. SA-Q I / 2004 in '000 PLN

XI. INFORMATION ON SINGLE OR MULTIPLE TRANSACTIONS ENTERED INTO BY THE COMPANY OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

In the first quarter of 2004 there were no unusual transactions carried out by KGHM Polska Miedź S.A. or by its subsidiaries with related entities of a total value exceeding the equivalent of 500 000 EURO.

XII. INFORMATION ON THE GRANTING BY THE COMPANY OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF THE COMPANY

During the period 1 January 2004 – 31 March 2004 neither the Company nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of the Company.

XIII. OTHER INFORMATION WHICH, IN THE OPINION OF THE COMPANY, IS IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY AND ANY CHANGES THERETO, AND INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY OF THE COMPANY TO MEET ITS LIABILITIES

None

XIV. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The most important factors which impact the financial results of KGHM are:
- copper and silver prices on metals markets,
- the USD exchange rate, and
- electrolytic copper production costs in the Company.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

Lubin, 5 May 2004

I WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Andrzej Kowalczyk

GŁÓWNY KSIĘGOWY
Jacek Sieniawski